FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

Corporate Taxpayer ID (CNPJ/ME): 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“Company”) hereby reiterates the invitation for its shareholders to participate in the Annual and Extraordinary Shareholders Meeting of the Company, to be held on April 28, 2021, at 3 p.m. (“Meeting”), with the following agenda for the Annual Shareholders Meeting: (i) receive the accounts of the managers and examine, discuss and vote on the Management Report and Financial Statements of the Company for the fiscal year ended December 31, 2020; (ii) resolve on the proposal for the allocation of net income for the fiscal year ended December 31, 2020; (iii) resolve on the definition of the annual overall compensation of the managers; and resolve on the Audit Board of the Company, if the shareholders request its formation; and for the Extraordinary Shareholders Meeting: (iv) resolve on the increase in the capital stock due to the excess of profit reserves in relation to capital stock, without any issue of new shares and the consequent amendment to Article 4 of the Bylaws; (v) amend the Bylaws of the Company to provide for the granting of indemnity agreements; (vi) approve the restatement of the Bylaws of the Company to incorporate the aforementioned changes.

To participate in the Meeting, the Shareholder must access the address https://www.tenmeetings.com.br/assembleia/portal/?id=187FD43D2E4, register and upload all the documents required for their authorization to participate and/or vote in the Meeting, as indicated below, at least two (2) days prior to the date scheduled for the Meeting, i.e., by April 26, 2021. After approval of such registration by the Company, Shareholders will receive their login and individual password for accessing the platform via the e-mail they informed in the registration process.

Meanwhile, proxies and legal representatives must access the address indicated above and register. After receiving an e-mail confirming registration using the link sent to the e-mail informed in the registration process, the proxy/representative must indicate each Shareholder they will represent and upload all the documents indicated below. The proxy/representative will receive an individual e-mail on the approval status of each Shareholder registered and arrange for any additional documents, if necessary. Proxies representing more than one shareholder can vote in the Shareholders Meeting only on behalf of those Shareholders whose authorization is confirmed by the Company.

The following documents must be submitted by shareholders to the address indicated above:

(a) updated statement of the respective ownership interest issued by the custodian agent at least three (3) days prior to the Meeting;

(b) For natural persons: identity document with a photograph of the shareholder;

(c) For legal entities: (i) restated bylaws/articles of incorporation and corporate documents substantiating the legal representation of the shareholder; and (ii) identity document with a photograph of the legal representative;

(d) For investment funds: (i) consolidated regulations of the fund; (ii) bylaws or articles of incorporation of the administrator or manager, as applicable, observing the fund’s voting policy and corporate documents substantiating representation powers; and (iii) identity document with a photograph of the legal representative; and

(e) if any of the Shareholders indicated in items (b) to (d) above is represented by proxy, in addition to the documents indicated above, they must submit (i) the proxy appointment with specific powers for representation in the Meeting; (ii) identity documents of the proxy and, in the case of legal entities or funds, copies of the identity document and minutes of the election of the legal representative(s) who signed the proxy appointment granting representation powers. For this Meeting, the Company will accept proxy appointments granted by Shareholders electronically, signed preferably using ICP-Brasil certification.

Shareholders that opted to submit the Distance Voting Bulletin by April 21, 2021 and were validated by the Company will be deemed present at the Shareholders Meeting as well.

On the date of the Meeting, the link will be available 30 minutes before the start time to register the presence of Shareholders. We recommend accessing the link at least 15 minutes in advance.

In the case of ADR holders, their votes must follow the procedures established by the stock transfer agent.

More information can be found in the management proposal and manual for attendance, which are available on the websites of the Company (www.gpari.com.br), of the Securities and Exchange Commission of Brazil (www.cvm.gov.br) and of the B3 (www.b3.com.br). If you have any questions, contact the investor relations area by calling (11) 3886-0421 or sending an e-mail to gpa.ri@gpabr.com.

São Paulo, April 26, 2021

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 26, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer
By: /s/ Isabela Cadenassi
	Name:	Christophe José Hidalgo
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.